PowerShares Exchange-Traded Fund Trust II
301 West Roosevelt Road
Wheaton, IL 60187

September 20, 2007

Mr. Haughton Hallock
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C.  20549

Re:                             PowerShares Exchange-Traded Fund Trust II–Request for Withdrawal of Post-Effective
Amendment No. 7 to the Trust’s Registration Statement filed on Form N-1A under the
Securities Act of 1933 (File Nos. 333-138490 and 811-21977)

Dear Mr. Hallock:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the PowerShares Exchange-Traded Fund Trust II (the “Trust”) hereby requests withdrawal of Post-Effective Amendment No. 7 to the Trust’s Registration Statement filed on Form N-1A (Accession No. 0001104659-07-069751), together with all exhibits filed therewith, filed on September 18, 2007 (the “Amendment”).

The Amendment was inadvertently filed electronically with the Securities and Exchange Commission in error as a 485BPOS rather than a 485APOS. We will refile this amendment using the correct EDGAR submission type. No securities have been issued or sold in connection with the Amendment.

If you have any questions, please feel free to contact Greg Samuels at (212) 878-3158.  Thank you.

Sincerely yours,

PowerShares Exchange-Traded Fund Trust II

By:	/s/ H. Bruce Bond
H. Bruce Bond
President